FORM U-6B-2
CERTIFICATE OF NOTIFICATION
under the Public Utility Holding Company Act of 1935 ("Act")
     The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and gas and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below:
1.     Type of security: debentures (specifically, 6.35% RESET PUT
           SECURITIES (REPS SM) Due 2038).
2.     Issue, renewal or guaranty:  issuance.
3.     Principal amount:  $100,000,000.
4.     Annual rate of interest:  6.35% from June 9, 1998 to but excluding
           June 15, 2003; thereafter, at the "applicable interest rate" (as defined in the relevant transaction agreements) in effect from time to time.
5.     Date of issue:  June 9, 1998.
6.     Date of maturity:  June 15, 2038, subject to prior redemption in whole (x) at the option of CG&E or (y) as a result of the exercise of a put option with respect to the securities.
7.     Purchasers:  Morgan Stanley Dean Witter and Lehman Brothers, as
           underwriters.
8.     Collateral:  None.
9.     Net proceeds:  approximately $99,225,000.
10.    Use of proceeds:  Repayment of short-term indebtedness and general corporate purposes.
11.    Exemption claimed:  Rule 52(a).
                                The Cincinnati Gas & Electric Company
       By: /s/ William L. Sheafer
                                Vice President & Treasurer

Dated: June 19, 1998